Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

On May 26, 2015, the Chairman and Chief Executive Officer of Time Warner Cable Inc. distributed the following email to employees:

Time Warner Cable and Charter Communications Agree to Merge
From the desk of Rob Marcus, Chairman & CEO
Dear Team:

Moments ago, we announced an agreement to combine Time Warner Cable with Charter Communications and Bright House Networks. I’m very pleased and excited about what this transaction will mean for our customers, our shareholders and you.

The transaction brings together three of the best companies in the industry — companies that share a common philosophy of strong operations, excellent products, robust network investment and putting customers first. The new company will serve 23 million residential customers in 41 states and will be well positioned to innovate and grow in a rapidly changing competitive environment.  Time Warner Cable shareholders are expected to own approximately 44% of the new company.

The deal values Time Warner Cable at roughly $79 billion. Time Warner Cable shareholders may elect to receive $100 in cash plus .5409 of a share of Charter stock or $115 in cash plus .4562 of a share of Charter stock for each share of TWC stock they hold. That translates to about $196 per TWC share based on Charter’s market closing price on May 20, or approximately $200 based on Charter’s 60-trading day volume weighted average price. This represents a significant premium to Time Warner Cable’s recent trading price as well as a meaningful premium to the value ascribed to TWC in the Comcast merger. That premium valuation reflects the extraordinary efforts of our team, particularly over the last 16 months.

We’ve all been on a rollercoaster ride over the past year and a half and I know you’re fatigued from the prolonged period of uncertainty. I realize that yet another merger agreement means more uncertainty and transition. However, I’m confident the deal will be approved and that the combined company will be a great place to work. Above all, we will continue the strong momentum that Time Warner Cable, Charter and Bright House have built separately and the product and customer experience improvements that have helped fuel each company’s success.

You have my promise that we’ll do everything we can to make sure the merger process goes as smoothly as possible and to give you the peace of mind that comes from knowing you will be treated fairly throughout the regulatory review period and beyond. Many members of the Charter senior management team — starting at the top with CEO Tom Rutledge — spent many years at Time Warner Cable. They’re proven leaders with a long history in this business and understand that if you take care of your employees, they will take care of your customers.

Following completion of the merger, I believe there will be a lot of opportunities for TWC employees. The company is going to need most of our people, whether they’re in residential, business services, media services, TechNO, or our shared-services groups. TWC is the largest of the three companies merging, and you bring unique and differentiated talents and expertise in the development and delivery of video, Internet and phone for residential and business customers, as well as Media Services and news and sports networks.

As we’ve all experienced first-hand, we have no way of predicting how long the regulatory approval will take. But we have every confidence the FCC and Department of Justice will begin their review quickly. We will work closely with them to share why we think this transaction is pro-consumer and very much in the public interest.

So, what happens now? I’m sure you’re ahead of me on that answer, because you’ve already had a lot of practice keeping your focus in the midst of distractions. Time Warner Cable will remain a standalone company until the merger is complete, so we need to continue delivering on the goals that have driven us over the past 17 months. We’ll continue to make significant investments in our network and our products and provide the best possible service to our 15 million customers.

I will keep you updated on major developments along the way and encourage you to visit our Ask TWC page on Channel You for answers to many of your questions about the merger, or submit your own question by sending an email to ask.twc@twcable.com.

Thank you, again, for your amazing work and dedication. You are the best in the business, and I’m proud to work with you.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Charter expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a preliminary prospectus of Charter. After the registration statement is declared effective Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015 and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed transaction between Charter and Time Warner Cable and the proposed transaction between Bright House and Charter, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Charter’s, Time Warner Cable’s and Bright House’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; Charter’s ability to achieve the synergies and value creation contemplated by the proposed transactions; Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Charter’s and Time Warner Cable’s respective filings with the SEC, including Charter’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Charter and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.